

September 11, 2012

<u>Via E-mail</u>
Vincent Palazzolo
Chief Financial Officer
CPI Aerostructures, Inc.
91 Heartland Blvd.
Edgewood, NY 11717

> **Re:** **CPI Aerostructures, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed March 14, 2012**
> **File No. 001-11398**

Dear Mr. Palazzolo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 1A. Risk Factors, page 9</u>

1. In future filing, please revise the second and third sentences of the introductory paragraph to clarify that all material risks have been discussed. Only material risks should be discussed in the risk factors. If a risk is not deemed material, it should not be referenced in this section.

<u>We face risks relating to government contracts, page 10</u>

2. We note your substantial dependence on contracts with the U.S. Air Force and armed forces. Please tell us what consideration you gave to specifically identifying and addressing in your risk factors and Management's Discussion and Analysis the risks and

uncertainties to you in the event that automatic defense spending cuts are triggered by the Budget Control Act of 2011 (commonly referred to as "sequestration"). If applicable, please revise, in future filings, the risk factor entitled, "We face risks relating to government contracts."

Signatures

3. In future filings, please include the signature of your principal accounting officer or controller in his or her individual capacity in the second signature block. To the extent a signatory is signing in more than one capacity, identify each capacity in which he or she is signing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel